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EXHIBIT 12.1

GENOMIC HEALTH, INC.
STATEMENT REGARDING COMPUTATION OF RATIOS
(in thousands)

	Year ended December 31,
	2011	2012	2013	2014	2015	Six Months ended June 30, 2016
Earnings (deficiency):
Net income (loss) before income taxes	$8,275	$8,671	$(12,411)	$(24,199)	$(34,304)	$(11,794)
Add:
Fixed charges	239	408	335	403	453	281

Earnings (deficiency)	$8,514	$9,079	$(12,076)	$(23,796)	$(33,851)	$(11,514)

Fixed Charges:
Interest expense	$—	$—	$—	$—	$—	$—
Estimated interest portion of rental expense	239	408	335	403	453	281

Total fixed charges	$239	$408	$335	$403	$453	$281

Deficiency in the coverage of fixed charges	$—	$—	$(12,411)	$(24,199)	$(34,304)	$(11,794)

Ratio of Earnings to Fixed Charges(1)(2)	35.6x	22.3x	NM	NM	NM	NM

No preferred shares were outstanding during the periods set forth in the table and, accordingly, the combined ratio of earnings to fixed charges and preferred stock dividends would be identical to the ratio of earnings to fixed charges.

(1)
The ratio of earnings to fixed charges is computed by dividing income (loss) before income taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense (including interest expense from capital leases) and the estimated portion of rental expense deemed by the Company to be representative of the interest factor of rental payments under operating leases. For the years ended December 31, 2013, 2014 and 2015 and for the six months ended June 30, 2016, earnings were insufficient to cover fixed charges by the amounts set forth in the table above under the heading "Deficiency in the coverage of fixed charges."

(2)
NM—Not meaningful.

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  EXHIBIT 12.1
GENOMIC HEALTH, INC. STATEMENT REGARDING COMPUTATION OF RATIOS (in thousands)